Exhibit 21.1

SUBSIDIARIES OF HERITAGE DISTILLING HOLDING COMPANY, INC.

Subsidiaries	Place of Incorporation
Heritage Distilling Company, Inc.	Washington
Thinking Tree Spirits, Inc.	Oregon
IP Strategy, LLC	Nevada